Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2019 and Declares Cash Distribution

Monaco, October 30, 2019, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2019.

Highlights

•                  Quarterly IFRS (as defined below) Reported Results and Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $96.5 million, $29.4 million, $31.9 million and $71.8 million, respectively.

•                  Highest-ever quarterly Partnership Performance Results(2) for Revenues, Adjusted Profit(1), EBITDA(1) and Distributable cash flow of $96.5 million, $31.9 million, $71.8 million and $34.3 million, respectively.

•                  Repurchased 508,908 of the Partnership’s common units under its unit repurchase programme of up to $25.0 million, authorized in January 2019, for $10.1 million during the third quarter of 2019 and a total amount of $20.0 million since inception.

•                  Cash distribution of $0.55 per common unit for the third quarter of 2019, unchanged from the second quarter of 2019 and 3.8% higher than the third quarter of 2018.

•                  Distribution coverage ratio(3) of 1.30x, or adjusted distribution coverage ratio(4) of 1.33x to reflect the impact on revenues of the scheduled dry-docking of the Solaris.

(1)             Adjusted Profit and EBITDA are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. Distributable cash flow is a non-GAAP financial measure and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(4)             Adjusted distribution coverage ratio represents the ratio of Adjusted distributable cash flow to the cash distribution declared. Adjusted distributable cash flow is defined as Distributable cash flow after adjusting for the $0.8 million negative impact on revenues of the scheduled dry-docking of the Solaris. Distributable cash flow is a non-GAAP financial measure and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am pleased to announce a strong quarterly financial and operational performance by GasLog Partners, as demonstrated by our highest-ever quarterly Partnership Performance Results for Revenues, Adjusted Profit, EBITDA and Distributable cash flow, and the continued outstanding performance of our fleet in terms of safety and availability. The GasLog Shanghai, operating under a multi-year market-linked contract with a subsidiary of Gunvor Group Ltd. (“Gunvor”), delivered strong results, compared to vessels operating in the spot market, as a result of the 100% utilization guaranteed by the charter.

Our third quarter reflected a full quarter’s contribution from several strategic actions the Partnership has executed in the year to date, including the acquisition of the GasLog Glasgow, the elimination of GasLog Ltd.’s (“GasLog”) incentive distribution rights (“IDRs”), the new three-and-a-half-year charter with Gunvor for the GasLog Shanghai and, lastly, the repurchase of approximately 2% of our outstanding common units since authorizing our unit repurchase programme in January. I am also particularly pleased to report that, in September, the crew of one of our vessels (Methane Alison Victoria) was selected as “Crew of the Year” among all commercial shipping lines at the IHS Markit Safety at Sea 2019 Awards ceremony in recognition of our commitment to safety and operational excellence.

On the back of this performance, we are reiterating our distribution growth guidance of 2% to 4% for 2019, which considers our positive outlook for LNG shipping while also accounting for our one scheduled dry-docking and one steam turbine propulsion (“Steam”) vessel whose charter is scheduled to end in the fourth quarter of 2019.”

Methane Jane Elizabeth Nomination for New Charter

On March 22, 2018, GasLog Partners entered into a one-year time charter agreement with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for a 145,000 cubic meter (“cbm”) Steam vessel (either the 2006-built Methane Jane Elizabeth or the 2007-built Methane Alison Victoria as nominated by the Partnership). The Partnership elected to nominate the Methane Jane Elizabeth to be employed under this time charter which is expected to commence in November 2019. The charterer has options to extend the charter for up to an additional four years at an escalating rate.

Unit Repurchase Programme

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the three months ended September 30, 2019, GasLog Partners repurchased and cancelled 508,908 of the Partnership’s common units at a weighted average price of $19.84 per common unit for a total amount of $10.1 million, including commissions. Since the authorization of the unit repurchase programme and through October 30, 2019, GasLog Partners has repurchased and cancelled a total of 985,259 units at a weighted average price of $20.31 per common unit for a total amount of $20.0 million, including commissions.

ATM Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. On February 26, 2019, the size of the ATM Programme was further increased from $144.0 million to $250.0 million.

No issuances of common units were made under the ATM Programme in the first nine months of 2019. Since the commencement of the ATM Programme through October 30, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2018		June 30, 2019
Revenues	97,205	91,805	96,485	(1%	)	5%
Profit	33,028	19,143	29,434	(11%	)	54%
Adjusted Profit(2)	31,375	27,789	31,879	2%		15%
EBITDA(2)	70,956	67,503	71,779	1%		6%

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,365 revenue operating days for the quarter ended September 30, 2019 as compared to 1,340 revenue operating days for the quarter ended June 30, 2019 and 1,335 revenue operating days for the quarter ended September 30, 2018.

The decrease in profit in the third quarter of 2019 as compared to the same period in 2018 is mainly attributable to a $4.5 million decrease in gain on derivatives (a loss of $2.4 million in the third quarter of 2019 compared to a gain of $2.1 million in the same period in 2018), partially offset by a decrease in financial costs of $0.9 million mainly due to decreased London Interbank Offered Rate (“LIBOR”) rates.

The increase in profit in the third quarter of 2019 as compared to the second quarter of 2019 is mainly attributable to a $5.9 million decrease in loss on derivatives and a $4.7 million increase in revenues, mainly attributable to the increased revenues of the GasLog Shanghai since commencing its charter to Gunvor in June 2019.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2018	June 30, 2019
Revenues	81,887	91,805	96,485	18%	5%
Profit	27,270	19,143	29,434	8%	54%
Adjusted Profit(2)	25,617	27,789	31,879	24%	15%
EBITDA(2)	58,850	67,503	71,779	22%	6%
Distributable cash flow(2)	27,167	29,399	34,320	26%	17%
Cash distributions declared	25,716	26,640	26,437	3%	(1%	)

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,365 revenue operating days for the quarter ended September 30, 2019 compared to 1,340 revenue operating days for the quarter ended June 30, 2019 and 1,151 revenue operating days for the quarter ended September 30, 2018. The increase in revenue operating days compared to the same period in 2018 is mainly attributable to the drop-downs of the Methane Becki Anne on November 14, 2018 and the GasLog Glasgow on April 1, 2019.

The increase in profit in the third quarter of 2019 as compared to the same period in 2018 was mainly driven by the profits of the Methane Becki Anne and the GasLog Glasgow, acquired by the Partnership on November 14, 2018 and April 1, 2019, respectively, partially offset by a $4.5 million decrease in gain on derivatives attributable to the Partnership (a loss of $2.4 million in the third quarter of 2019 compared to a gain of $2.1 million in the same period in 2018).

The increase in profit in the third quarter of 2019 as compared to the second quarter of 2019 is mainly attributable to a $5.9 million decrease in loss on derivatives attributable to the Partnership and a $4.7 million increase in revenues, mainly attributable to the increased revenues of the GasLog Shanghai since the commencement of its charter to Gunvor in June 2019.

The decrease in total cash distributions declared in the third quarter of 2019 as compared to the second quarter of 2019 is attributable to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during the third quarter of 2019.

Preference Unit Distributions

On July 24, 2019, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on September 16, 2019 to all unitholders of record as of September 9, 2019.

Common Unit Distribution

On October 29, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended September 30, 2019. The cash distribution is payable on November 13, 2019 to all unitholders of record as of November 8, 2019.

Liquidity and Financing

As of September 30, 2019, we had $65.8 million of cash and cash equivalents, of which $11.4 million was held in current accounts and $54.4 million was held in time deposits with an original duration of less than three months. An additional amount of $9.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

In the three months ended September 30, 2019, GasLog Partners repurchased and cancelled 508,908 common units at a weighted average price of $19.84 under its unit repurchase programme authorized in January 2019, for a total amount of $10.1 million, including commissions. Since the authorization of the unit repurchase programme and through October 30, 2019, GasLog Partners has repurchased and cancelled a total of 985,259 units at a weighted average price of $20.31 per common unit for a total amount of $20.0 million, including commissions. As of October 30, 2019, the unutilized portion of the unit repurchase programme was $5.0 million.

As of September 30, 2019, we had an aggregate of $1,370.9 million of borrowings outstanding under our credit facilities, of which $110.3 million is repayable within one year. In addition, as of September 30, 2019, we had unused availability under our revolving credit facilities of $58.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 44.9% of its floating interest rate exposure on its outstanding debt as of September 30, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place nine forward foreign exchange contracts with GasLog with a notional value of €13.5 million and staggered maturities until June 2020 to mitigate its foreign exchange transaction exposure in its operating expenses.

As of September 30, 2019, our current assets totaled $87.8 million and current liabilities totaled $148.4 million, resulting in a negative working capital position of $60.6 million. Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

LNG Market Update and Outlook

According to Wood Mackenzie, global LNG supply totaled 90 million tonnes (“mt”) in the third quarter of 2019, a 2% increase from the second quarter and 11% growth year-on-year. During the third quarter, growth from new United States (“U.S.”) projects (Cameron, Corpus Christi Train 2 and Freeport) and the ramp-up of the Prelude project in Australia offset continued underperformance from plants in Indonesia and Malaysia and maintenance activities at PNG LNG, Sakhalin-2, Peru LNG and Sabine Pass. Compared to the third quarter, supply is expected to grow by 6%, to 95 mt, in the fourth quarter of 2019, principally reflecting a full quarter of production from the U.S. projects mentioned above, as well as initial production from the Elba Island facility. For 2019, Wood Mackenzie estimates annual LNG supply at 364 mt, which represents 12% growth over 2018. Supply is expected to grow by a further 7% in 2020 with the addition of further trains at the Cameron, Freeport and Yamal LNG (Russia) projects.

During the third quarter, the Calcasieu Pass project (10 million tonnes per annum, or “mtpa”) in the U.S. and Arctic LNG-2 reached a Final Investment Decision (“FID”). Arctic LNG-2, at 19.8 mtpa of nameplate capacity, is the single largest project sanction in the history of the LNG industry. Combined with projects approved earlier in the year, 2019 has set a record for LNG FIDs, totaling 63 mtpa year-to-date and surpassing the 2005 record of 46 mtpa. In addition, the 2.1 mtpa Woodfibre LNG project in Canada is expected to reach FID by the end of 2019, while ExxonMobil recently awarded engineering contracts for the 15.2 mtpa Rovuma LNG project ahead of an expected FID in 2020. In total, Wood Mackenzie expects 115 mtpa of new capacity to commence production between 2020 and 2024.

Global LNG demand was 87 mt in the third quarter of 2019, compared with 78 mt in the third quarter of 2018, an increase of 10%, according to Poten. European imports accounted for much of the growth, rising 8 mt year-over-year (or approximately 100%), while demand from Northeast Asia (Japan, China, South Korea and Taiwan) was approximately flat. For the twelve months ending September 30, 2019, LNG demand was 351 mt, compared with 308 mt for the twelve months ending September 30, 2018, an increase of 14%. Demand from Europe was particularly strong, growing by 36 mt (or 105%) while China’s demand growth was also noteworthy, rising 11 mt or 22%.

The global gas market remains well-supplied, given the combination of ample inventories following higher-than-average temperatures in the 2018/19 winter and LNG supply growth so far this year. This has resulted in further inventory builds, notably in Europe where storage is currently at 98% of capacity, according to Gas Infrastructure Europe, and sustained pressure on gas pricing, with European and U.K. gas prices recently touching their lowest levels since 2009. Similarly, Asian LNG prices are currently c.40% below 2018 levels. However, the combination of low gas prices and rising carbon prices have improved the competitiveness of gas as a fuel for power generation compared to coal, particularly in Europe. During the third quarter of 2019, gas-fired power generation in Europe increased 31% year-on-year, accounting for 21% of total power generation compared to 16% a year earlier, according to Bloomberg. Notably, Spain’s gas demand for power in September was up 128% year-on-year, as gas accounted for 27% of the power mix, with coal at just 2%, according to Spain’s national grid operator Enagás. A similar trend in the Netherlands has prompted German utility company RWE AG to re-commission a 1.1 gigawatt (“GW”) gas-fired power plant by 2020.

A deteriorating macroeconomic outlook, particularly in China, could present a near-term headwind for LNG demand by reducing natural gas consumption growth. However, the long-term fundamentals for gas and LNG demand growth remain very attractive, underpinned by continued energy demand growth and the significantly better emissions profile of gas versus coal. The most recent example of this was a proposal by the South Korean government to address air pollution by significantly reducing coal-fired power generation from December 2019 to March 2020. In addition, Wood Mackenzie recently forecast that Europe’s gas import dependency and call on LNG imports will continue to grow, due to falling domestic production in many countries and declining pipeline flows from North Africa and Central Asia, as well as potential limits on Russia’s share of European gas imports.

Headline spot rates for TFDE LNG carriers (“LNGCs”), as reported by Clarksons, averaged approximately $64,000 per day in the third quarter of 2019, a 31% increase over the second quarter of 2019 but below the $82,000 per day in the third quarter of 2018. Low gas pricing during the quarter kept the arbitrage window between the Atlantic and Pacific basins closed, resulting in reduced demand for spot fixtures and lower average voyage distances. According to Poten, there were 75 spot (single voyage and multi-month) fixtures in the third quarter of 2019, compared to 84 and 81 in the second quarter of 2019 and the third quarter of 2018, respectively. However, longer-term (over 181 days according to Poten) fixture activity remained healthy in the third quarter, totaling 24 fixtures compared to 19 and 12 fixtures in the second quarter of 2019 and the third quarter of 2018, respectively. Furthermore, according to Poten data, there have been at least 178 spot fixtures (defined as up to six months in duration) for Steam vessels since the beginning of 2017, implying continuing demand for Steam vessels in the short-term charter market.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $140,000 per day and $100,000 per day, respectively. These figures represent significant increases of 128% and 138%, respectively, since mid-September, with prompt vessel availability falling as new supply projects such as Cameron and Freeport ramp up and as the market anticipates a seasonal increase in LNG commodity and vessel demand ahead of the Northern Hemisphere winter. As a result, prompt vessel availability, as reported by Poten, has declined in recent weeks to fewer than three vessels across all basins, the lowest levels since December 2018. With high gas inventories in Europe and Asia, charterers are either slow-steaming vessels and/or utilizing LNG carriers as floating storage until regasification capacity and winter demand and price signals emerge.

Poten currently estimates the one-year time charter rate for TFDE and Steam LNG carriers at $84,000 per day and $50,000 per day respectively, although the current term charter market for on-the-water ships, and Steams in particular, has limited liquidity for charters greater than one year. We continue to anticipate that the ongoing LNG shipping market tightening should persist through at least early 2021, which may result in further term charter opportunities for on-the-water vessels as their existing charters expire.

As of October 28, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”)) and vessels with capacity below

100,000 cbm) stood at 507 and 110 vessels, respectively, as estimated by Poten, with the orderbook representing 22% of the on-the-water fleet, unchanged from the beginning of 2019. Out of the LNGCs in the current orderbook, 68, or 62%, are chartered on multi-year contracts. There have been 37 vessels ordered thus far in 2019, including 13 during the third quarter, compared to a total of 63 in 2018, suggesting that the pace of newbuild ordering continues to moderate.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2019 at 8:30 a.m. EDT (12:30 p.m. GMT) on Wednesday, October 30, 2019. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

Conference ID: 7884757

A live webcast of the conference call will also be available on the Investor Relations page of the Partnership’s website at

http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and September 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2018	September 30, 2019

Assets
Non-current assets
Other non-current assets	850	161
Derivative financial instruments	5,116	—
Vessels	2,509,283	2,440,314
Right-of-use assets	—	1,172
Total non-current assets	2,515,249	2,441,647
Current assets
Trade and other receivables	13,811	6,310
Inventories	3,379	3,145
Due from related parties	14,540	—
Prepayments and other current assets	1,245	2,858
Derivative financial instruments	4,615	696
Short-term investments	10,000	9,000
Cash and cash equivalents	133,370	65,823
Total current assets	180,960	87,832
Total assets	2,696,209	2,529,479
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	73,134	—
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and 47,046,495 units issued and outstanding as of September 30, 2019)	812,863	746,823
Class B unitholders (nil units issued and outstanding as of December 31, 2018 and 2,490,000 units issued and outstanding as of September 30, 2019)	—	—
General partner (927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of September 30, 2019)	13,289	14,255
Incentive distribution rights (“IDR”)	5,176	—
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and September 30, 2019)	348,331	347,889
Total partners’ equity	1,252,793	1,108,967
Current liabilities
Trade accounts payable	7,626	12,281
Due to related parties	2,623	1,930
Derivative financial instruments	1,253	2,762
Other payables and accruals	60,671	20,705
Borrowings—current portion	440,389	110,250
Lease liabilities—current portion	—	471
Total current liabilities	512,562	148,399
Non-current liabilities
Derivative financial instruments	3,543	9,697
Borrowings—non-current portion	925,411	1,260,612
Lease liabilities—non-current portion	—	531
Other non-current liabilities	1,900	1,273
Total non-current liabilities	930,854	1,272,113
Total partners’ equity and liabilities	2,696,209	2,529,479

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2018 and September 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2019	September 30, 2018	September 30, 2019
Revenues	97,205	96,485	288,626	282,175
Net pool allocation	780	—	423	1,058
Voyage expenses and commissions	(3,550)	(1,673)	(6,609)	(5,547)
Vessel operating costs	(18,597)	(18,116)	(56,930)	(55,295)
Depreciation	(22,133)	(22,819)	(65,458)	(66,826)
General and administrative expenses	(4,882)	(4,917)	(14,668)	(14,352)
Profit from operations	48,823	48,960	145,384	141,213
Financial costs	(18,470)	(17,534)	(54,113)	(55,650)
Financial income	593	393	1,718	1,558
Gain/(loss) on derivatives	2,082	(2,385)	9,997	(15,528)
Total other expenses, net	(15,795)	(19,526)	(42,398)	(69,620)
Profit for the period	33,028	29,434	102,986	71,593
Less:
Profit attributable to GasLog’s operations	(5,758)	—	(20,813)	(2,650)
Profit attributable to Partnership’s operations	27,270	29,434	82,173	68,943
Partnership’s profit attributable to:
Common units	21,127	21,388	62,279	45,246
General partner units	436	464	1,324	951
Incentive distribution rights	250	—	2,618	—
Preference units	5,457	7,582	15,952	22,746

Earnings per unit for the period (basic and diluted):
Common unit (basic)	0.49	0.45	1.48	0.98
Common unit (diluted)	0.49	0.43	1.48	0.96
General partner unit	0.50	0.45	1.54	0.99

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2018 and September 30, 2019

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2018	September 30, 2019
Cash flows from operating activities:
Profit for the period	102,986	71,593
Adjustments for:
Depreciation	65,458	66,826
Financial costs	54,113	55,650
Financial income	(1,718)	(1,558)
Unrealized (gain)/loss on derivatives held for trading	(9,024)	16,698
Share-based compensation	766	759
Realized foreign exchange losses	—	542
	212,581	210,510

Movements in working capital	(21,564)	(7,425)
Cash provided by operations	191,017	203,085
Interest paid	(48,909)	(54,197)
Net cash provided by operating activities	142,108	148,888
Cash flows from investing activities:
Payments for vessels’ additions	(17,725)	(8,637)
Return of capital expenditures	—	7,465
Financial income received	1,518	1,608
Maturity of short-term investments	18,000	34,000
Purchase of short-term investments	(28,000)	(33,000)
Net cash (used in)/provided by investing activities	(26,207)	1,436
Cash flows from financing activities:
Borrowings drawdowns	—	435,000
Borrowings repayments	(160,017)	(430,085)
Payment of loan issuance costs	(79)	(5,185)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	56,381	1,996
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	111,544	—
Repurchases of common units	—	(20,030)
Payment of offering costs	(929)	(1,584)
Cash distribution to GasLog in exchange for contribution of net assets	(19,086)	(93,646)
Distributions paid	(86,922)	(103,934)
Payments for lease liabilities	—	(403)
Net cash used in financing activities	(99,108)	(217,871)
Increase/(Decrease) in cash and cash equivalents	16,793	(67,547)
Cash and cash equivalents, beginning of the period	153,675	133,370
Cash and cash equivalents, end of the period	170,468	65,823

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-fourteen Ltd. (the owner of the GasLog Gibraltar), GAS-twenty seven Ltd. (the owner of the Methane Becki Anne) and GAS-twelve Ltd. (the owner of the GasLog Glasgow), for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	15,318	81,887	97,205
Net pool allocation	—	780	780
Voyage expenses and commissions	(191)	(3,359)	(3,550)
Vessel operating costs	(2,832)	(15,765)	(18,597)
Depreciation	(3,423)	(18,710)	(22,133)
General and administrative expenses	(189)	(4,693)	(4,882)
Profit from operations	8,683	40,140	48,823
Financial costs	(2,937)	(15,533)	(18,470)
Financial income	12	581	593
Gain on derivatives	—	2,082	2,082
Total other expenses, net	(2,925)	(12,870)	(15,795)
Profit for the period	5,758	27,270	33,028

	For the three months ended June 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	91,805	91,805
Net pool allocation	—	1,024	1,024
Voyage expenses and commissions	—	(2,037)	(2,037)
Vessel operating costs	—	(18,548)	(18,548)
Depreciation	—	(22,137)	(22,137)
General and administrative expenses	—	(4,741)	(4,741)
Profit from operations	—	45,366	45,366
Financial costs	—	(18,484)	(18,484)
Financial income	—	527	527
Loss on derivatives	—	(8,266)	(8,266)
Total other expenses, net	—	(26,223)	(26,223)
Profit for the period	—	19,143	19,143

	For the three months ended September 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	96,485	96,485
Net pool allocation	—	—	—
Voyage expenses and commissions	—	(1,673)	(1,673)
Vessel operating costs	—	(18,116)	(18,116)
Depreciation	—	(22,819)	(22,819)
General and administrative expenses	—	(4,917)	(4,917)
Profit from operations	—	48,960	48,960
Financial costs	—	(17,534)	(17,534)
Financial income	—	393	393
Loss on derivatives	—	(2,385)	(2,385)
Total other expenses, net	—	(19,526)	(19,526)
Profit for the period	—	29,434	29,434

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and, in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Profit for the period	33,028	19,143	29,434
Depreciation	22,133	22,137	22,819
Financial costs	18,470	18,484	17,534
Financial income	(593)	(527)	(393)
(Gain)/loss on derivatives	(2,082)	8,266	2,385
EBITDA	70,956	67,503	71,779

	Partnership Performance Results
	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Profit for the period	27,270	19,143	29,434
Depreciation	18,710	22,137	22,819
Financial costs	15,533	18,484	17,534
Financial income	(581)	(527)	(393)
(Gain)/loss on derivatives	(2,082)	8,266	2,385
EBITDA	58,850	67,503	71,779

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Profit for the period	33,028	19,143	29,434
Non-cash (gain)/loss on derivatives	(1,653)	8,646	2,445
Adjusted Profit	31,375	27,789	31,879

	Partnership Performance Results
	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Profit for the period	27,270	19,143	29,434
Non-cash (gain)/loss on derivatives	(1,653)	8,646	2,445
Adjusted Profit	25,617	27,789	31,879

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2018 (1)	June 30, 2019	September 30, 2019 (4)
Partnership’s profit for the period	27,270	19,143	29,434
Depreciation	18,710	22,137	22,819
Financial costs	15,533	18,484	17,534
Financial income	(581)	(527)	(393)
(Gain)/loss on derivatives	(2,082)	8,266	2,385
EBITDA	58,850	67,503	71,779
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(13,764)	(16,666)	(16,021)
Dry-docking capital reserve (2)	(3,523)	(4,170)	(4,170)
Replacement capital reserve (2)	(8,939)	(9,686)	(9,686)
Accrued preferred equity distribution	(5,457)	(7,582)	(7,582)
Distributable cash flow	27,167	29,399	34,320
Other reserves (3)	(1,451)	(2,759)	(7,883)
Cash distribution declared	25,716	26,640	26,437

(1)             Excludes amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, GAS-twenty seven Ltd., the owner of the Methane Becki Anne and GAS-twelve Ltd., the owner of the GasLog Glasgow, for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the

Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)             Effective January 1, 2019, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect the upward movement of the USD LIBOR rates.

(3)             Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)             For the three months ended September 30, 2019, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of September 30, 2019. The decrease in total cash distributions declared in the third quarter of 2019 as compared to the second quarter of 2019 is attributable to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during the third quarter of 2019.